SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Financial Performance Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   317630 30 9
                                 (CUSIP Number)

                              Howard A. Sobel, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9326
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 10, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [  ]

                               Page 1 of 7 pages

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 317630 30 9

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey S. Silverman      SS#      ###-##-####
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                        [  ]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             3,850,000* (See Item 5)
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              See Item 5
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                3,850,000* (See Item 5)
WITH                      -----------------------------------------------------
                              10)     SHARED DISPOSITIVE POWER
                                      See Item 5
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,850,000*
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [  ]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.27%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

----------------------
* Includes 3,250,000 shares of Common Stock issuable upon exercise of the Aggregate Silverman Stock Options held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Silverman Stock Options held by the Reporting Person.

                                  SCHEDULE 13D

CUSIP No. 317630 30 9
-------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald Nash       SS#     ###-##-####
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    [ ]
                                                              (b)    [X]
-------------------------------------------------------------------------------
3)       SEC USE ONLY
-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          [  ]
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          3,840,000* (See Item 5)
SHARES                 --------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            See Item 5
EACH                   --------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              3,840,000* (See Item 5)
WITH                   --------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    See Item 5
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,840,000*
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [  ]
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.18%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

-----------------------
* Includes 3,250,000 shares of Common Stock issuable upon exercise of the Aggregate Nash Stock Options (as hereinafter defined) held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Nash Stock Options held by the Reporting Person.

         The filing of this Statement does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons has made, and will continue to make, his own investment decisions. Although the Reporting Persons expect to consult with each other from time to time concerning matters relating to their respective investments in the Company and the business of the Company, the investment decisions of one Reporting Person may or may not coincide with the investment decisions made by the other Reporting Person. See
Item 4. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person.


                         Amendment No. 1 to Schedule 13D


                  This Statement amends and supplements the statement on
Schedule 13D dated November 24, 1999 filed by Jeffrey Silverman and Ronald Nash (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

         ITEM 2(a-c) OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND" IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         (a-c) This statement is being filed by Jeffrey S. Silverman and Ronald Nash (collectively, the "Reporting Persons").

         Mr. Silverman is the Chairman of the Board and Chief Executive Officer of the Company. His office address is c/o Financial Performance Corporation, 335 Madison Avenue, New York, New York 10017.

         Mr. Nash is President of the Company. His office address is c/o Financial Performance Corporation, 335 Madison Avenue, New York, New York 10017.

         ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" IS HEREBY AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END
THEREOF:

         As of January 10, 2000, the Reporting Persons, taken together, beneficially owned an aggregate of 7,690,000 shares of Common Stock (including 6,500,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options described in Item 4 below).

         ITEM 4(a) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPHS AT THE END THEREOF:

         Pursuant to the terms of the Option Agreement, dated January 10, 2000, by and between Jeffrey S. Silverman and the Company, the Company granted to Mr. Silverman an option, exercisable at any time within five years of the Closing Date (as defined therein), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $14.50 per share (the "Silverman Second Company Option"). The Silverman Company Stock Option and the Silverman Second Company Option are referred to as the "Silverman Company Options." The Silverman Trump Stock Options and the Silverman Company Options are referred to as the "Aggregate Silverman Stock Options."

         Pursuant to the terms of the Option Agreement dated January 10, 2000, by and between Ronald Nash and the Company, the Company granted to Mr. Nash an option, exercisable at any time within five years of the Closing Date (as defined therein), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $14.50 per share (the "Nash Second Company Option"). The Nash Company Stock Option and the Nash Second Company Option are referred to as the "Nash Company Options." The Nash Trump Stock Options and the Nash Company Options are referred to as the "Aggregate Nash Stock Options."

         ITEM 4(d) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         On January 10, 1999, Mr. Silverman was elected Chairman of the Board and Chief Executive Officer of the Company and Mr. Nash was elected President of the Company. Mr. Silverman received the Silverman Second Company Option in lieu of a salary for his services and Mr. Nash received the Nash Second Company Option in lieu of a salary for his services.

         ITEM 5(a) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER" IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         As of January 10, 2000, the Reporting Persons, taken together, beneficially owned an aggregate of 7,690,000 shares of Common Stock (including 6,500,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options (collectively the "Stock Options"), representing approximately 56.66% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options held by each of the Reporting Persons). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 4,000,000 shares of Common Stock underlying the aggregate options granted to the Reporting Person pursuant to the Company Option Agreements between each of the Reporting Persons and Financial Performance Corporation, for a total of 13,571,534 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons.

         Mr. Silverman beneficially owns 3,850,000 shares of Common Stock, or approximately 33.27%, of the outstanding shares of Common Stock (assuming full exercise of all of the Aggregate Silverman Stock Options). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 2,000,000 shares of Common Stock underlying the options granted to Jeffrey S. Silverman pursuant to the Company Option Agreement between Jeffrey S. Silverman and Financial Performance Corporation, for a total of 11,571,534 shares, and assumes the full exercise of all of the Stock Options held by Mr. Silverman.

         Mr. Nash beneficially owns 3,840,000 shares of Common Stock, or approximately 33.18%, of the outstanding shares of Common Stock (assuming full exercise of the Aggregate Nash Stock Options). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 2,000,000 shares of Common Stock underlying the options granted to Ronald Nash pursuant to the Company Option Agreement between Ronald Nash and Financial Performance Corporation, for a total of 11,571,534 shares, and assumes the full exercise of all of the Stock Options held by Mr. Nash.

         ITEM 7 OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW EXHIBITS AT THE END THEREOF:

                  Exhibit 9-      Silverman Second Company Option

                  Exhibit 10-     Nash Second Company Option

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 14, 2000


                                                  /s/ Jeffrey S. Silverman
                                                  -----------------------------
                                                  Name: Jeffrey S. Silverman


                                                  /s/ Ronald Nash
                                                  -----------------------------
                                                  Name: Ronald Nash

                                                                       Exhibit 9


                        FINANCIAL PERFORMANCE CORPORATION

                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT (the "Agreement"), dated as of January 10, 2000, between FINANCIAL PERFORMANCE CORPORATION, a New York corporation (the "Company"), having an address at 335 Madison Avenue, 8th floor, New York, New York 10017 and JEFFREY SILVERMAN, having an address at c/o LTS Capital Partners, 777 Third Avenue, New York, New York 10017 (the "Grantee").

                  The Company hereby grants to the Grantee an irrevocable nonqualified stock option (the "Option") to purchase from time to time all or any part of an aggregate of 1,000,000 shares of the Company's common stock, $.01 par value per share (the "Shares"). This Option is a nonqualified Stock Option which is not intended to be an "incentive stock option" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

                  To evidence the Option and to set forth its terms, the Company and the Grantee agree as follows:

                  1. Confirmation of Grant. The Company hereby evidences and confirms its grant of the Option to the Grantee on the date of this Agreement.

                  2. Number of Shares. This Option shall be for an aggregate of 1,000,000 Shares.

                  3. Exercise Price. The exercise price shall be $14.50 per share, which amount equals the closing sale price of the Company's common stock as quoted on the OTC Bulletin Board as of the close of business on January 10, 2000.

                  4. Medium and Time of Payment. The exercise price of the Option shall be paid in cash or by check payable to the order of the Company at the time of exercise. In addition, the Company shall accept full or partial payment in Shares previously owned by the Grantee having an aggregate fair market value on the date of exercise equal to the portion of the exercise price being so paid. The option may be partially exercised from time to time.

                  Payment in full for all Shares with respect to which the Option is then being exercised shall be required before the issuance of any Shares pursuant to the exercise of the Option. In connection with the delivery of any certificates representing the Shares, the Company shall, at the request of the Grantee, withhold a number of Shares having an aggregate fair market value on the date of the exercise of the Option equal to the taxes then required by applicable federal, state and local law to be so withheld and such shares shall be irrevocably returned to treasury stock of the Company. If the Grantee does not so request the Company to withhold Shares, the Grantee shall pay to the Company any amount necessary to satisfy any applicable federal, state, or local tax withholding obligations.

                  5. Term and Exercise of the Option. The Option shall expire five years from the date of this Agreement and may be exercised for all or any portion of the Shares (in whole shares) at any time and from time to time during such period.

                  This Option may be exercised only by written notice to the Company indicating the number of whole Shares which are being purchased. Such notice must be signed by the Grantee and be accompanied by full payment of the exercise price.

                  6. Transferability. The Option may only be transferred to an Affiliate of Grantee or by will or the laws of descent and distribution.

                  7. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Grantee shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 10(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

                  (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Grantee shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Grantee would have been entitled to receive had the Option been exercised immediately prior to such transaction.

                  8. Representations and Warranties of the Company. The Company hereby represents and warrants to the Grantee as follows:

                     8.1 This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                     8.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by the Company with any of the provisions hereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any right of termination or acceleration under any Contract, Permit or Order to which the Company is a party or by which the Company or its assets or properties are bound; (ii) constitute a violation of any Law applicable to the Company or (iii) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement, or the compliance by the Company with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 of the Stock Purchase and Sale Agreement dated November 17, 1999 by and among the Company, Silverman and Robert
S. Trump and any notification required to be made to any quotation system operated by a national securities association on which the Company's common stock is listed or may be listed.

                     8.3 Reservation of Shares. The Company has reserved for issuance out of the authorized capital stock of the Company a number of shares of the Company's common stock equal to the number of shares of the Company's common stock issuable upon the exercise of the Option.

                  9. No Limitation on Rights of the Company. The grant of this Option shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

                  10. Rights as a Shareholder. The Grantee shall have the rights of a shareholder with respect to the Shares covered by the Option only upon becoming the holder of record of those Shares.

                  11. Compliance with Applicable Law. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for Shares pursuant to the exercise of the Option, unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority, and the requirements of any exchange upon which Shares are traded. Absent any agreement with the Company specifically providing for such terms, the Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended). The Company hereby agrees to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement from and after the date hereof.

                  12. No Obligation to Exercise Option. The granting of the Option shall impose no obligation upon the Grantee to exercise the Option.

                  13. Agreement Not a Contract of Employment. This Agreement is not a contract of employment, and the terms of the Grantee's Board membership or the relationship of the Grantee with the Company or any Affiliate shall not be affected in any way by this Agreement except as specifically provided herein. The execution of this Agreement shall not be construed as conferring any legal rights upon the Grantee for a continuation as a member of the Board or of any other relationship between the Grantee and the Company or any Affiliate, nor shall it interfere with the right of shareholders of the Company to remove the Grantee from the Board or the right of the Company or any Affiliate to treat the Grantee without regard to the effect which that treatment might have upon him as a Grantee.

                  14. Certain Definitions.

                      "Affiliate" shall have the meaning specified in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

                      "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

                      "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

                      "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

                      "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

                      "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

                      "Permit" means any approval, authorization, registration, consent, license permit or certificate by any Governmental Body.

                      "Person" means any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Government Body or other entity.

                  15. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by certified, registered, or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or, if mailed, four days after the date of deposit in the United States mails, to each party at its address set forth above or to such other address as may be designated in a notice given in accordance with this Section.

                  16. Governing Law. Except to the extent preempted by Federal law, this Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of New York without regard to any rules regarding conflicts of law.

                  IN WITNESS WHEREOF, the Company and the Grantee have duly executed this Stock Option Agreement as of the date first written above.


                                       FINANCIAL PERFORMANCE CORPORATION


                                       By: /s/ Ottavio Serena
                                          -----------------------------
                                            Name:  Ottavio Serena
                                            Title: Vice-President



                                       /s/ JEFFREY SILVERMAN
                                       --------------------------------
                                       JEFFREY SILVERMAN

                                                                      Exhibit 10


                        FINANCIAL PERFORMANCE CORPORATION

                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT (the "Agreement"), dated as of January 10, 2000, between FINANCIAL PERFORMANCE CORPORATION, a New York corporation (the "Company"), having an address at 335 Madison Avenue, 8th floor, New York, New York 10017 and RONALD NASH, having an address at c/o LTS Capital Partners, 777 Third Avenue, New York, New York 10017 (the "Grantee").

                  The Company hereby grants to the Grantee an irrevocable nonqualified stock option (the "Option") to purchase from time to time all or any part of an aggregate of 1,000,000 shares of the Company's common stock, $.01 par value per share (the "Shares"). This Option is a nonqualified Stock Option which is not intended to be an "incentive stock option" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

                  To evidence the Option and to set forth its terms, the Company and the Grantee agree as follows:

                  1. Confirmation of Grant. The Company hereby evidences and confirms its grant of the Option to the Grantee on the date of this Agreement.

                  2. Number of Shares. This Option shall be for an aggregate of 1,000,000 Shares.

                  3. Exercise Price. The exercise price shall be $14.50 per share, which amount equals the closing sale price of the Company's common stock as quoted on the OTC Bulletin Board as of the close of business on January 10, 2000.

                  4. Medium and Time of Payment. The exercise price of the Option shall be paid in cash or by check payable to the order of the Company at the time of exercise. In addition, the Company shall accept full or partial payment in Shares previously owned by the Grantee having an aggregate fair market value on the date of exercise equal to the portion of the exercise price being so paid. The option may be partially exercised from time to time.

                  Payment in full for all Shares with respect to which the Option is then being exercised shall be required before the issuance of any Shares pursuant to the exercise of the Option. In connection with the delivery of any certificates representing the Shares, the Company shall, at the request of the Grantee, withhold a number of Shares having an aggregate fair market value on the date of the exercise of the Option equal to the taxes then required by applicable federal, state and local law to be so withheld and such shares shall be irrevocably returned to treasury stock of the Company. If the Grantee does not so request the Company to withhold Shares, the Grantee shall pay to the Company any amount necessary to satisfy any applicable federal, state, or local tax withholding obligations.

                  5. Term and Exercise of the Option. The Option shall expire five years from the date of this Agreement and may be exercised for all or any portion of the Shares (in whole shares) at any time and from time to time during such period.

                  This Option may be exercised only by written notice to the Company indicating the number of whole Shares which are being purchased. Such notice must be signed by the Grantee and be accompanied by full payment of the exercise price.

                  6. Transferability. The Option may only be transferred to an Affiliate of Grantee or by will or the laws of descent and distribution.

                  7. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Grantee shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 10(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

                  (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Grantee shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Grantee would have been entitled to receive had the Option been exercised immediately prior to such transaction.

                  8. Representations and Warranties of the Company. The Company hereby represents and warrants to the Grantee as follows:

                     8.1 This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                     8.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by the Company with any of the provisions hereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any right of termination or acceleration under any Contract, Permit or Order to which the Company is a party or by which the Company or its assets or properties are bound; (ii) constitute a violation of any Law applicable to the Company or (iii) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement, or the compliance by the Company with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 of the Stock Purchase and Sale Agreement dated November 17, 1999 by and among the Company, Silverman and Robert
S. Trump and any notification required to be made to any quotation system operated by a national securities association on which the Company's common stock is listed or may be listed.

                     8.3 Reservation of Shares. The Company has reserved for issuance out of the authorized capital stock of the Company a number of shares of the Company's common stock equal to the number of shares of the Company's common stock issuable upon the exercise of the Option.

                  9. No Limitation on Rights of the Company. The grant of this Option shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

                  10. Rights as a Shareholder. The Grantee shall have the rights of a shareholder with respect to the Shares covered by the Option only upon becoming the holder of record of those Shares.

                  11. Compliance with Applicable Law. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for Shares pursuant to the exercise of the Option, unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority, and the requirements of any exchange upon which Shares are traded. Absent any agreement with the Company specifically providing for such terms, the Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended). The Company hereby agrees to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement from and after the date hereof.

                  12. No Obligation to Exercise Option. The granting of the Option shall impose no obligation upon the Grantee to exercise the Option.

                  13. Agreement Not a Contract of Employment. This Agreement is not a contract of employment, and the terms of the Grantee's Board membership or the relationship of the Grantee with the Company or any Affiliate shall not be affected in any way by this Agreement except as specifically provided herein. The execution of this Agreement shall not be construed as conferring any legal rights upon the Grantee for a continuation as a member of the Board or of any other relationship between the Grantee and the Company or any Affiliate, nor shall it interfere with the right of shareholders of the Company to remove the Grantee from the Board or the right of the Company or any Affiliate to treat the Grantee without regard to the effect which that treatment might have upon him as a Grantee.

                  14. Certain Definitions.

                      "Affiliate" shall have the meaning specified in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

                      "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

                      "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

                      "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

                      "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

                      "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

                      "Permit" means any approval, authorization, registration, consent, license permit or certificate by any Governmental Body.

                      "Person" means any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Government Body or other entity.

                  15. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by certified, registered, or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or, if mailed, four days after the date of deposit in the United States mails, to each party at its address set forth above or to such other address as may be designated in a notice given in accordance with this Section.

                  16. Governing Law. Except to the extent preempted by Federal law, this Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of New York without regard to any rules regarding conflicts of law.

                  IN WITNESS WHEREOF, the Company and the Grantee have duly executed this Stock Option Agreement as of the date first written above.


                                         FINANCIAL PERFORMANCE CORPORATION


                                         By /s/ Ottavio Serena
                                           -------------------------------
                                           Name:  Ottavio Serena
                                           Title: Vice-President



                                         /s/ RONALD NASH
                                         ---------------------------------
                                         RONALD NASH